UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

□   Form C: Offering Statement

□   Form C-U: Progress Update

□   Form *Cl*A: Amendment to Offering Statement

     ☐   Check box if Amendment is material and investors must reconfirm within five business days.

■   Form C-AR: Annual Report

□   Form C-AR/A: Amendment to Annual Report

□   Form C-TR: Termination of Reporting

Name of issuer
TendedBar LLC

Legal status of issuer Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization

     Delaware

     Date of organization
     August 1, 2014

Physical address of issuer
1849 Arden Way, Jacksonville Beach, FL 32250

Website of issuer
www.tendedbar .com

Current number of employees
0

	Prior fiscal year-end	Most Recent fiscal year-end
Total Assets	$197,251.95	$9,641.56
Cash & Cash Equivalents	$195,297.01	$10,264.21
Accounts Receivable	$0.00	$500.00
Short-term Debt	$22,140.85	$14,694.82
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$23,647.66
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	.$3,794.73
Net Income	-$11,798.24	-$193,535.00

June 23, 2020
FORM C-AR
TendedBar LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the ***"Form C-AR")*** is being furnished by TendedBar LLC, a Delaware limited liability company (the ***"Company,"*** as well as references to ***"we", "us",*** or ***"our")*** for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ***("SEC").***

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tendedbar.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF(§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,
3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than
$10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 23. 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect,"
''project," ''plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

TendedBar LLC (the **"Company" or "TendedBar")** is a Delaware limited liability company, formed on August **1**, 2014. The Company is currently also conducting business under the name of TendedBar, Tended Bar, and Tended Bar LLC.

The Company is located at 1849 Arden Way Jacksonville Beach FL 32250.

The Company's website is www.tendedbar.com. The information available on or through our website is not a part of this Form C-AR.

The Business
We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our bars are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize these products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bars will achieve initial market acceptance and our ability to generate meaningful

additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of managers, and its executive officers.
ln particular, the Company is dependent on Justin Honeysuckle (Chief Operating Officer) and James Perkins (Chief Executive Officer). The Company has or intends to enter into employment agreements with Justin Honeysuckle and James Perkins although

there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justin Honeysuckle, James Perkins, or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales.

For example, during fiscal year end 2020, we anticipate that Savor Entertainment/ SMG Worldwide could account for the majority of our net sales. The loss of all or a substantial portion of our sales to SMG could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customer has an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Justin Honeysuckle and James Perkins in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Justin Honeysuckle and James Perkins die or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
As of the date of this Form C-AR, the Company does not have any full-time employees. However, various federal and state labor laws govern the relationship with employees that the Company could hire in the future, and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional

government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. ln many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a materially adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products: the introduction of competitive products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding alcohol products or similar products;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets:

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws , and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive

characteristics that we offer retailers may diminish, which could diminish the value of our business.

We believe we are an attractive brand for our potential customers because our product is high quality and may generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able

to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as stadiums, arenas, hotels, cruise lines, bars, restaurants, etc. where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance. *The potential impact of failing to deliver products on time could increase the cost of our products.*
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages

resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it ***difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.***

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions , computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in tum encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements: (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities , because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users and customers/audience ratings for our content.

We anticipate deriving substantial revenue from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, we anticipate advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, could account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

In certain states we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets . Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- alcohol-related safety concerns, including tampering or contamination;
- alcohol-related illness incidents;
- guest injury;
- security breaches of confidential guest or employee information:
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee

data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to many federal, state and local laws with which compliance is both costly and complex. The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Our customer's difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our bar is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance is dependent on our bar location in Jacksonville, FL. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a temporary restaurant closure due to COVID-19 Pandemic. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

*   changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with

potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation . If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we Fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Rockwell Automation, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets . As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development in vestments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology . This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a

costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends . We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. ln addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and

persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse , power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations

might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could effect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

BUSINESS

Description of the Business
We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

Business Plan
TendedBar LLC is a manufacturer of automated beverage systems; we use automation to serve cocktails, beer, and wine at the touch of a button. The first four years have been focused on research and development. With a contract secured with ADM Global/Savor of Jacksonville, TendedBar is currently in full operation.

Currently, the hospitality industry has a service model that we believe has a tendency to fail in terms of safety, security, and speed. TendedBar is designed to correct these problems. There are many opportunities for TendedBar throughout the hospitality industry, including but not limited to high volume sports & entertainment venues, hotels, casinos, cruise ships, restaurants, and bars.

TendedBar intends on servicing high volume venues, beginning with its venues in Jacksonville, Florida through its relationship with ASM Global/Savor. The inefficiencies that come with serving in these high-volume environments are often overlooked due to the large margins. TendedBar intends to maximize the vendors' time with a captive audience, while pouring a drink and maintaining a safe and secure transaction. As stated above, the largest problems that TendedBar aims to fix are safety, security, and efficiency. TendedBar aims to be a much safer alternative to a traditional bartender; all patrons' transactions are monitored on an individual basis, and their identities can be verified by several different fail-safes (including facial recognition and RFID wristbands, etc.) to prevent over-serving and serving underage. By incorporating TendedBar, venues can also reduce shrinkage (alcohol lost from over pouring or theft) by removing the human element from each transaction. There will be no more overpours, spillage, or free drinks given away. The last issue that TendedBar aims to solve is inefficiency and delays in service. With TendedBar, an entire transaction (including payment) can be completed in under 15 seconds.

Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The two have put in countless hours to bring this idea to a product and turn that product into a company. We believe that the most profitable revenue streams will not be in the alcohol sales that are earned through our revenue splits but by the data that we collect from every transaction. We believe the collected data will become the backbone of our revenue model. Every transaction that occurs on one of our machines makes the TendedBar database more valuable. By growing our install base, and thus growing our database , we are able to track many metrics. We can capture who is at an event or in a venue, what each individual is drinking and how much, what their spending habits are, and which brands they prefer. By capturing this data, we can build a profile of our users and generate revenue by selling this data to brands and micro-marketing to individuals.

History of the Business

TendedBar was formed on August 1, 2014. Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The first four years have been focused on research and development. With an active contract secured with ASM Global/Savor of Jacksonville, TendedBar is currently in full operations.

The Company's Products and/or Services

Product / Service	Description	Current Market
High Volume Cocktail Unit	4 Screen System with a beer wall, designed for speed and control	High Volume arenas, stadiums, concert halls, festivals, and amphitheaters

We are constantly researching and developing new varieties of our products, which we think might appeal to our customers. We currently offer a totally customized solution for our product and are hoping to expand our offering to an expandable solution for each venue type by the end of this year.

We reach our customers through partnering with venues, such as Jacksonville Veterans Memorial Arena.

Competition

The Company's primary competitors are Smart Bar USA and Draft Serv.

At this point, there aren't many competitors in the market that can accommodate wine, beer, and cocktail pours. This factors into our speed to market strategy. We believe that if we can successfully implement a single machine solution for all forms of alcoholic beverages, we can successfully capture this market. This gives the venue the opportunity to consolidate their efforts and strategies with one company.

Customer Base

We have an agreement with Savor Entertainment/ ASM GLobal for our first installation after our initial fundraise is fulfilled.

The Company is dependent on the following customers:

Customer 01· Description	Service/product provided	Percent Revenue

Savor Entertainment/ ASM	Venue Management	100.0%

Intellectual Property

The Company is not dependent on any intellectual property.
Governmental/Regulatory Approval and Compliance.

TendedBar is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the *"EU'')*. These laws and regulations are subject to change.

Litigation

The Company is not currently subject to litigation.

Other

The Company' s principal address is 1849 Arden Way, Jacksonville Beach, FL 32250.

The Company has the following additional addresses:

505 Stefan Court, Franklin, TN 37064. The Company

conducts business in Florida.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James Perkins

All positions and offices held with the Compa11y and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & President; November 2014 -Present.

Principal occupation and employment responsibilities during at least the last Three (3) years with start and ending dates
James has been the Chief Executive Officer of the Company since November 2014. Under this role, James has been responsible for overseeing the day-to-day operations and development of the Company's product. Before acting as the Company's Chief Executive Officer, James was Sales Engineer at Stuart Irby. Under this role, he worked as a sales and engineering resource to third parties, namely, manufacturers and custom machine builders.

Education
James graduated from Purdue University in 2019 with a Bachelor of Science in Electrical and Computer Engineering.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years **and** their educational background and qualifications.

Name
James Perkins

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & President; November 2014 -Present.

Principal occupation and employment responsibilities during at least the last three (3) ***years with start and*** ending dates
James has been the Chief Executive Officer of the Company since November 2014. Under this role, James has been responsible for overseeing the day-to-day operations and development of the Company's product. Before acting as the Company's Chief Executive Officer, James was Sales Engineer at Stuart Irby. Under this role, he worked as a sales and engineering resource to third parties, namely, manufacturers and custom machine builders .

Education
James graduated from Purdue University in 2014 with a Bachelor of Science in Electrical and Computer Engineering.

Name
Justin Honeysuckle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, April 2015 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Justin has been the Chief Operating Officer of the Company since April 2015. Under this role, Justin has been responsible for business operations and business development. Before joining the Company, Justin was an Interior Architecture Consultant and Kitchen Expert at Honeysuckle Designs & Consulting. Under this role, he serves as a consultant for builders, remodelers, and individuals seeking custom kitchens.

Education

Justin graduated from Florida State University in 2006 with a Bachelor of Science in Construction Management. Justin continued his education at the Florida State University and achieved his Master of Arts degree in Interior Architecture and Design in 2009.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct , unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue two classes of units, common units *("Common Units")* and series seed preferred units *("Series Seed Preferred Units"),* pursuant to its Second Amended and Restated Limited Liability Company Agreement (the *("Amended LLC Agreement"),* dated October 16, 2018.

The following is a summary of the rights of our Common Units and Series Seed Preferred Units as provided in our Amended LLC Agreement.

Common Units

Voting Rights

Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the Amended LLC Agreement, except as otherwise provided by the Amended LLC Agreement or as otherwise required by the Delaware General Corporate Law or applicable law. Matters specifically enumerated in the Amended LLC Agreement for Unit holder vote include but are not limited to the Company ' s board composition, elections and removals.

Rights to Distributions

All distributions of available cash or other property (except upon the Company's dissolution) shall be me to the Members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions shall be made to the Members, pro rata, in accordance with their percentage of membership interest held relative to other Members, provided that restricted units shall be entitled to distributions only after they have fully vested.

The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation or dissolution, the Members will be entitled to share in the net assets legally available for distribution to Members after the payment of all of the Company's debts and other liabilities, establishment of reserves and subject the Company's Amended LLC Agreement. Liquidation distributions shall be made in the same manner and order of priority described under "Rights to Distributions" above.

Series Seed Preferred Units

Voting and Other Rights

Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the Members on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote. Holders of Series Seed Preferred Units of the Company shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof: to notice of any Members' meeting and adjustments upon certain dividends, distributions, reclassifications, exchanges, substitutions, mergers or consolidations. Other rights include that in the event that the Company issues securities in its next equity financing after the date hereof (the **"Series A Financing")** which (a) have rights, preferences or privileges that are more favorable than the terms of the Series Seed Preferred Units, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms, the Company shall provide substantially equivalent rights to the holders of Series Seed Preferred Units with respect to the Series Seed Preferred Units (with appropriate adjustment for economic terms or other contractual rights), subject to such Member's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Series A Financing (such documents referred to herein as the **"Next Financing Documents").** Holders of Series Seed Preferred Units shall be designated "Major Investors" for all purposes in the Next Financing Documents to the extent such concept exists.

Proxy Granted to Democracy VC Partners LLC

Each holder of Series Seed Preferred Units appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that holder is entitled to do so) with respect to all of the Series Seed Preferred Units of the Company. This means that holders of Series Seed Preferred Units have no right to vote any of his or her units until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Liquidation Preference

If the Company is liquidated (including a sale of the Company that is deemed a liquidation), after payment of the Company's liabilities, and sale of any remaining assets after such payment, each holder of Series Seed Preferred Units will receive an undivided interest in such property equal to the portions of the proceeds to which the holder would be entitled pursuant to Article X of the Amended LLC Agreement which is subject to fair market value and liabilities. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Units will have the opportunity to convert to common units immediately prior to a liquidation if they choose to do so.

Conversion

Each Series Seed Preferred Unit is convertible into one common unit (subject to proportional adjustments for Unit splits, certain dividends and distributions and the like) at any time at the option of the holder as further delineated in the Company's Amended LLC Agreement.

Financial Information

Holders of Series Seed Preferred Units who have invested at least $50,000 are entitled to standard information and inspection rights.

Future Rights

The Series Seed Preferred Unit holders will be given the same rights as the next series of Preferred Units (with appropriate adjustments for economic terms) upon the consummation of the next series of Preferred Units upon the consummation of the next Preferred Unit financing of the Company.

Participation Rights

Major Purchasers have the right to participate on a pro rata basis in subsequent issuances of membership interests.

Restrictions on Transfer

The securities sold pursuant to Regulation CF may not be transferred by any holder of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 50l(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the holder or the equivalent, or in connection with the death or divorce of the holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. ln addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of Counsel stating that a registration is not necessary to reflect such transfer.

In addition, the Purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Units.

The Company has issued the following outstanding securities:

Common Units

On November 21, 2014, in reliance on the Section 4(a)(2) exemption from registration under the Securities Act of 1933 , as amended (the ***"Securities Act')*** the Company authorized the issuance of 750,000 Common Units to James Perkins in exchange for the purchase price of $0.00 per unit. Between January 1, 2018 and

September 27, 2018, the Company entered into three Equity Award Agreements with Justin Honeysuckle, Nathan Kauffman, and Joseph Kennett pursuant to the Company's Equity Incentive Plan which is under development and not yet approved, and the terms of the related Share Option or Restricted Share Purchase Agreement, which is also under development and not yet approved. In these three transactions, founder and majority member Jay Perkins transferred an aggregate of 462,718.75 Common Units from his holdings at a price of
$0.00 per unit for the aggregate proceeds of $0.00.

Additionally, between January 1, 2018 and February 8, 2018, the Company entered into three Advisory Board Consulting Agreements (the *"Consulting Agreement")* with Dante Pennachia, Matthew Guttermuth, and Patrick Hale (each, an *"Advisor"* and collectively, *"Advisors").* Pursuant to the terms of the Consulting Agreements, the Company issued the Advisors an aggregate of 7,518.75 Common Units, in exchange for their advisory services. Upon the execution of each Consulting Agreement, each Advisor was issued a membership interest in the Company in the amount of 2,506.25 Common Units (the *"Initial Issuance").* Conditioned on the continued satisfactory completion of the Advisors' services, each Advisor shall be granted an additional one quarter percent (.25%) membership interest in each of the following three years for a maximum total of one percent (1.0%), following the date of the Initial Issuance.

As of the date of this Form C-AR, there are a total of 900,375.00 of the Company ' s Common Units issued and outstanding.

Series Seed Preferred Units
On December 9, 2015, pursuant to terms of the Radical Investment Convertible Note (defined below), the Company issued an aggregate of 252,250 of its Series Seed Preferred Units to the note holder, in exchange for the cancellation of the Company's indebtedness to the note holder and all rights, title, and interest under the Radical Investment Convertible Note were canceled, released and extinguished.

On September 21, 2018, the Company entered into Membership Interest Purchase Agreement with Radical Investment LP to repurchase 150,375 of its Series Seed Preferred Units, for an aggregate purchase price of
$25,000.00. These shares were then reallocated to founder and majority member Jay Perkins as Common Units, as reimbursement for his preliminary aggregate transfer delineated above between January 1, 2018 and September 27, 2018, which allowed the Company the ability to obtain needed assistance to establish a successful

business structure. Such reallocation was authorized and agreed to by the Members of the Company to allow founder and majority member Jay Perkins to retaining majority ownership of all interests in the Company with Justin Honeysuckle.

As of the date of this Form C-AR, none of the Series Seed Preferred Units issued in connection with the conversion of the Radical Investment Convertible Note are outstanding.

Convertible Notes
On November 21, 2014, the Company commenced a private placement offering of the Company's secured convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued a single secured convertible promissory note to Radical

Investments LP, for the aggregate proceeds of $25,000 (the ***"Radical Investment Convertible Note").*** The proceeds from the Radical Investment Convertible Note were used to build the first prototype of TendedBar.

Outstanding Convertible Notes and Warrants
Between September 6, 2018 and September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the ***"First Round Notes").*** The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The First Round were sold to three (3) purchasers for the aggregate loan proceeds of $30,000.00. The First Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the First Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one percent (1%) of the Company's fully-diluted outstanding membership interests (the ***"First Round Warrants").*** The proceeds from the First Security Convertible Notes off:ering were used by the Company to execute the membership interest buy back from Radical Investments for $25,000.00 and to cover general operating costs. The remainder is still in the TendedBar bank account.

On September 6, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the ***"Second Round Notes").*** The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Second Round

Notes were sold to a single (1) purchaser for the aggregate loan proceeds of $5,000.00. The Second Round Notes purchaser was granted a security interest in certain Collateral in consideration for her investment. "Collateral" as it relates to the Second Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one half percent (0.5%) of the Company's fully-diluted outstanding membership interests (the *"Second Round Warrants")*. The proceeds from the Second Round Notes otlering are still in the TendedBar bank account and have not been used.

On September 21, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the *"Third Round Notes")*. The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Third Round Notes were sold to a single **(1)** purchaser for the aggregate loan proceeds of $20,000.00. The Third Round Notes purchaser was granted a security interest in certain Collateral in consideration for his investment. "Collateral" as it relates to the Third Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of two percent (2.0%) of the Company's fully-diluted outstanding membership interests (the *"Third Round Warrants")*. The proceeds from the Third Round Notes offering are still in the TendedBar bank account and have not been used.

On September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at zero percent (0%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the *"Fourth Round Notes")*. The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Fourth Round Notes were sold to a married couple purchaser for the aggregate loan proceeds of
$47,440.17. The Fourth Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the Fourth Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of 4.73% of the Company's fully-diluted outstanding membership interests (the *"Fourth Round Warrants")*. The proceeds from the Fourth Round Notes offering were used by the Company for research, development and marketing efforts during the inception of Tendedbar.

Pursuant to the terms of the First, Second, Third and Fourth Round Notes, the securities will convert in the following scenarios:

a. *Automatic conversion upon expiration of the Term:* The secured convertible promissory notes shall become immediately due and payable, upon expiration of the Term. A " *Tenu*" means the 24- months from the date of the execution of each purchaser's secured convertible promissory note.

b. *Voluntary exercise of the note purchaser's Warrant:* Each Note purchaser is entitled to purchase form the Company, upon the option of the Company or termination of the note' s Term, certain membership interest. Upon conversion , the strike price shall be $0.99 per unit, with an aggregate exercise price of each secured party's warrants of $10,000, $5,000, $20,000 and $47,440.17, as it relates to the First Round, Second Round, Third Round and Fourth Round, respectively.

As of the date of this Form C-AR, the First, Second, Third and Fourth Round Warrants have not been exercised.

Series Seed Preferred Units
On December 31, 2018, the Company closed its Regulation Crowdfunding Offering through the intermediary First Democracy VC. In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act, the Company issued 37,657 *"Series Seed Preferred Units"* for $5.00 per Unit (where the *"Purchase Price"* means $5.00 times the number of Units purchased). The Company raised an aggregate of
$184,595.00 from 493 Series Seed Preferred Units purchasers in this offering. Additionally, First Democracy VC received a number of Series Seed Preferred Units of the issuer equal to two percent (2.0%) of the total number of Series Seed Preferred Units sold by the issuer. The proceeds of this offering were allocated for manufacturing, general working capital, research and development, campaign marketing expenses and intermediary fees.

Debt
As of the date of this Form C-AR, the Company does not have any debt outstanding.

Ownership
A majority of the Company is owned by a few people.

Below the beneficial owners of 20% percent **or** more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Perkins	46.29%
Justin Honeysuckle	45.49%

FINANCIAL **INFORMATION**

Please see the financial information listed on the cover page of tins Form C-AR and attached he1·eto
in **addition to the following information. Financial statements are attached hereto as Exhibit A.**

Operations
In 2016, TendedBar generated revenue of $12,011 due to the sale of a prototype machine. In 2017 and 2018, the Company did not generate revenue as it refocused its efforts on research and development prior to re-launching a product designed for high-volume venues. In 2019, the company built a bar to be installed and generate revenue. The company generated $19,773.13in drink sales revenue, and $3500 in advertising sales revenue in 2019.

The Company intends to achieve profitability by pursuing the following objectives:

Tendedbar plans to innovate, create, and launch our next several high volume venue machines over the next 12 months. Tendedbar will also begin development of the app that will integrate with our machines over this time.

Tendedbar plans to immediately proceed into production of more machines designed for the Vystar Veterans Memorial Arena and surrounding area..

During the anticipated 4-6 months of production, Tendedbar plans to engage with media partners in order to further immerse ourselves into the local market and gain as much market presence as possible.

Tendedbar plans to continue its efforts in conjunction with its media partners in an attempt to build a marketplace for media buyers both locally and nationally.

Tendedbar plans to build on the relationship with ASM Global and seek out other venues under their management in an effort to grow and expand in the Jacksonville market, as well as, other markets where they have a presence. TendedBar has made connections in several major concessionaire companies and is currently looking at pilot opportunities with all of them.

We anticipate that our future revenue will be generated from the installation and usage comparable to the revenue of our first TendedBar machine at Vystar Veterans Memorial Arena.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $7,798.24 and $4,437.16 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $637.74 in negative gross profit, resulting in a net loss of $5,074.90. ln 2018, the Company did not generate any gross profit, resulting in a net loss of
$11,798.24. In 2019, the company generated $23,647.66 in revenue and had a net loss of $193,535.00

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $6,307.38 and $4,383.66 for the years ended December 31, 2018 and 2017, respectively and $5,271 in 2019.

Advertising
The Company expenses the cost of sales & marketing as incurred and aggregated $3,083.28 and $53.50 for the years ended December 31, 2018 and 2017, respectively. In 2019, the cost of sales and marketing was $7,102.

Liquidity and Capital Resources
Between and October 2018 and December 2018 the Company conducted an offering pursuant to Regulation Crowdfunding and raised $184,595.00.

The Company's average monthly burn rate amounts to $3,500.00 per month .

The Company anticipates additional sources of capital and future investment from additional venues being added to the TendedBar portfolio

Capital Expenditures and Other Obligations
The Company does intend to make any material capital expenditures in the future. The Company expects to see an increase in demand for its product, therefore, future manufacturing costs may increase.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or
more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity
controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
The Company's offering of securities that closed on December 31, 2018 was the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<p align="center">**SIGNATURE**</p>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, James Perkins, certify that the financial statements of TendedBar LLC included in this Form are true and complete in all material respects.

James Perkins

    (Signature)

James Perkins (Name)

Manager. CEO & President

(Title)

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

James Perkins

    (Signature)

James Perkins

(Name)

Manager. CEO & President (Title)

June 23, 2020

    (Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Justin Honeysuckle (Signature)

Justin Honeysuckle (Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature   *Justin Honeysuckle*

Justin Honeysuckle (Name)

Chief
Operating
Officer
(Title)

June 23,2020
(Date)

Exhibit A

Financial   Statements

TENDEDBAR LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	10,264.21
Total Bank Accounts	**$10,264.21**
Accounts Receivable	
Accounts Receivable	-500.00
Total Accounts Receivable	**$ -500.00**
Other Current Assets	
Loan to Justin	1,954.94
Uncategorized Asset	-2,577.59
Undeposited Funds	500.00
Work In Progress	0.00
Total Other Current Assets	**$ -122.65**
Total Current Assets	**$9,641.56**
TOTAL ASSETS	**$9,641.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable Accounts Payable	11,486.64
Total Accounts Payable	**$11,486.64**
Credit Cards	
Business Advantage Cash Rewards Choice - 2436	4,200.00
Capital One Credit Card	10,494.82
Total Credit Cards	**$14,694.82**
Other Current Liabilities	
Tennessee Department of Revenue Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$26,181.46**
Total Liabilities	**$26,181.46**
Equity	
Jay Perkins Equity	40,082.13
Opening Balance Equity	-400.00
Owner's Equity	182,296.33
Partner's Equity	45,000.00
Radical Investments Equity	0.00
Retained Earnings	-89,983.36
Net Income	-193,535.00
Total Equity	**$ -16,539.90**

TOTAL LIABILITIES AND EQUITY **$9,641.56**

TENDEDBAR LLC

PROFIT AND LOSS
January - December
2019

	TOTAL
Income	
Advertising Sales	3,000.00
Discounts given	160.19
Drink Revenue Split	19,773.13
Refunds	214.34
Sales	500.00
Total Income	**$23,647.66**
GROSS PROFIT	**$23,647.66**
Expenses	
Advertising	5,727.00
Bank Charges	286.75
Commissions & fees	1,375.00
Interest Expense	419.28
Legal & Professional Fees	5,271.00
Accounting	4,987.50
Total Legal & Professional Fees	**10,258.50**
Machine Build Costs	109,758.91
Meals and Entertainment	3,231.79
Office Expenses	4,694.58
Promotional	21,006.06
Purchases	178.80
QuickBooks Payments Fees	274.74
Shipping and delivery expense	2,372.07
Software & Subscriptions	33,845.10
Subcontractors	2,925.00
Supplies	733.22
Taxes & Licenses	1,717.49
Taxes Paid	3,794.73
Travel	11,842.76
Travel Meals	302.07
Uncategorized Expense	46.52
Website	2,392.29
Total Expenses	**$217,182.66**
NET OPERATING INCOME	**$ -193,535.00**
NET INCOME	**$ -193,535.00**

TENDEDBAR LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-193,535.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	500.00
Accounts Receivable	
Uncategorized Asset	2,577.59
Accounts Payable	2,071.64
Business Advantage Cash Rewards Choice - 2436	4,200.00
Capital One Credit Card	-347.03
Tennessee Department of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,002.20**
Net cash provided by operating activities	**$ -184,532.80**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -184,532.80**
Cash at beginning of period	195,297.01
CASH AT END OF PERIOD	**$10,764.21**

TENDEDBAR LLC

BALANCE SHEET

As of December 31,
2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	195,297.01
Total Bank Accounts	**$195,297.01**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Loan to Justin	1,954.94
Work In Progress	0.00
Total Other Current Assets	**$1,954.94**
Total Current Assets	**$197,251.95**
TOTAL ASSETS	**$197,251.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,415.00
Total Accounts Payable	**$9,415.00**
Credit Cards	
Capital One Credit Card	10,841.85
Total Credit Cards	**$10,841.85**
Total Current Liabilities	**$20,256.85**
Total Liabilities	**$20,256.85**
Equity	
Jay Perkins Equity	40,082.13
Opening Balance Equity	-400.00
Owner's Equity	182,296.33
Partner's Equity	45,000.00
Radical Investments Equity	0.00
Retained Earnings	-79,485.12
Net Income	-10,498.24
Total Equity	**$176,995.10**
TOTAL LIABILITIES AND EQUITY	**$197,251.95**

TENDEDBAR LLC

PROFIT AND LOSS
January - December
2018

	TOTAL
Income	
Uncategorized Income	500.00
Total Income	**$500.00**
GROSS PROFIT	**$500.00**
Expenses	
Advertising	1,018.11
Bank Charges	266.47
Financial Review	1,750.00
Interest Expense	2,111.11
Legal & Professional Fees	3,000.00
Promotional	2,050.00
Software & Subscriptions	757.38
Taxes & Licenses	30.00
Travel	0.00
Website	15.17
Total Expenses	**$10,998.24**
NET OPERATING INCOME	**$ -10,498.24**
NET INCOME	**$ -10,498.24**


TENDEDBAR LLC

STATEMENT OF CASH FLOWS

January - December 2018


	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,498.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loan to Justin	-143.81
Accounts Payable	-1,400.00
Capital One Credit Card	3,223.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,680.09**
Net cash provided by operating activities	**$ -8,818.15**
FINANCING ACTIVITIES	
Jay Perkins Equity	1,724.00
Opening Balance Equity	-500.00
Owner's Equity	182,296.33
Partner's Equity	45,000.00
Radical Investments Equity	-25,000.00
Net cash provided by financing activities	**$203,520.33**
NET CASH INCREASE FOR PERIOD	**$194,702.18**
Cash at beginning of period	594.83
CASH AT END OF PERIOD	**$195,297.01**